March 27, 2026

VIA EDGAR

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Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	One and one Green Technologies. INC
Registration Statement on Form F-1 (File No. 333-294587)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, One and one Green Technologies. INC, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Friday, March 27, 2026 at 4:00 p.m., ET, or as soon thereafter as practicable.

Very truly yours,

One and one Green Technologies. INC

By:	/s/ Caifen Yan
Name:	Caifen Yan
Title:	Chair of the Board and Director